EXHIBIT 1

GLAMIS GOLD LTD.

5190 Neil Rd. Suite 310
Reno, NV 89523

ANNUAL INFORMATION FORM

For the year ended December 31, 2003

Dated March 8, 2004

GLOSSARY
Contained Ounces:	The ounces of metal in reserves obtained by multiplying tonnage by grade.

Cut-off Grade:	The grade below which mineralized material will be considered waste rather than ore.

Development:	The preparation of a known commercially mineable deposit for mining.

Doré:	A precious metals smelter product in bar or bullion form that is subsequently refined to high purity gold and silver.

Geochemical Survey:	The sampling of rocks, stream sediments, and soils in order to locate anomalous concentrations of metallic elements or minerals. The samples are usually assayed by various methods to determine the quantities of elements or minerals in each sample.

Geophysical Survey:	The exploration of an area in which physical properties relating to geology are used. Geophysical methods include seismic, magnetic, gravity and induced polarization techniques.

Gold Equivalent Ounces	The number of ounces of gold that is represented by an amount of silver based on the ratio of the price of an ounce of silver to the price of an ounce of gold.

Indicated Mineral Resource(1):	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource(1):	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured Mineral Resource(1):	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralized:	Mineral-bearing; the metallic minerals may have been either a part of the original rock unit or injected at a later time.

Net Smelter Returns:	Gross sales proceeds received from the sale of production obtained from a property, less the costs of insurance, smelting, refining (if applicable) and the cost of transportation of production from the mine or mill to the point of sale.

Ore:	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined and processed at a profit.

Ore Body:	The portion of a mineralized deposit that can be economically mined and processed for a profit.

Probable Mineral Reserve(1):	The economically mineable part of an indicated and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve(1):	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Oz/t:	Troy ounces of metal per ton of material. One oz/t is equivalent to 31.103 grams per ton or 34.286 grams per tonne.

Patented Mining Claim:	A mineral claim which has been surveyed, and which grants ownership of the land within the surveyed area to the grantee.

Recovery Rate:	The percentage of metals or minerals which are recovered from ore during processing.

Reserves:	Combined proven and probable mineral reserves.

Stripping Ratio:	The ratio of waste rock to ore that will be experienced in mining an ore body.

Unpatented Mining Claim:	A mineral claim located on land owned by the United States which grants the exclusive possession of the minerals in place within the claim area to the recorded owner.

(1)	The definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian securities regulators which contains the parameters of disclosure for issuers engaged in significant mining operations. A reader in the United States should be aware that the definition standards enunciated in National Instrument 43-101 differ in certain respects from those set forth in SEC Industry Guide 7.

CURRENCY AND FINANCIAL INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise noted.

The financial information included herein is presented in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and those in the United States, as applicable, are explained in Note 15 of the Notes to the Consolidated Financial Statements of the Company. Reference is made to pages 28 through 48 of the 2003 Annual Report to Shareholders, which is incorporated herein by reference.

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

ITEM 3: CORPORATE STRUCTURE

Glamis Gold Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on September 14, 1972 under the name Renniks Resources Ltd. (N.P.L.). Since incorporation, the Company has undergone several capital reorganizations and on December 12, 1977 the name of the Company was changed to Glamis Gold Ltd.

The Company’s principal and executive offices are located at 5190 Neil Road, Suite 310, Reno, Nevada, USA 89502. The Company’s registered address is 1500-1055 West Georgia St., P.O. Box 11117, Vancouver, British Columbia, Canada V6E 4N7.

The Company’s operations are conducted through several subsidiaries, all of which are wholly-owned. The significant subsidiaries are shown below:

Name	Jurisdiction of Incorporation
Entre Mares de Guatemala S.A.	Guatemala
Glamis de Mexico, S.A. de C.V.	Mexico
Glamis Exploración, Inc.	Mexico
Glamis Guatemala Holdings Ltd.	Cayman Islands
Glamis Gold, Inc.	Nevada
Glamis Honduras Holdings Ltd.	Cayman Islands
Glamis Holdings (Cayman) Ltd.	Cayman Islands
Glamis Imperial Corporation	Nevada
Glamis Marigold Mining Company	Nevada
Glamis Rand Mining Company	Nevada
International Mineral Finance Corporation	Barbados
Minas de la Alta Pimeria, S.A. de C.V.	Mexico
Minerales Entre Mares de Honduras S.A.	Honduras
Montana Exploradora de Guatemala S.A.	Guatemala

In this Annual Information Form, unless the context indicates otherwise, the term the “Company” refers to the Company together with all of its subsidiaries.

ITEM 4: GENERAL DEVELOPMENT OF THE BUSINESS

Summary of Business

The Company is engaged in exploration, mine development, and the mining and extraction of precious metals, primarily gold.

The Company’s approach to the acquisition of mining properties has generally been to review undeveloped precious metal properties that others have explored in sufficient detail to demonstrate that the properties have significant potential gold mineralization or to review companies which own such properties. In 1998, a strategic plan was adopted to seek out growth opportunities to take advantage of lower acquisition costs available as a result of the lower gold price and weak junior share market conditions at that time. To that end, the Company completed the acquisition of Mar-West Resources Ltd. in October 1998, the acquisition of Rayrock Resources Inc. in February 1999, the acquisition of Cambior de Mexico, S.A. de C.V. in May 2000, and the acquisition of Francisco Gold Corp. in July 2002 (discussed below).

On July 16, 2002, the Company completed the acquisition by way of a plan of arrangement of Francisco Gold Corp. (“Francisco”), a British Columbia, Canada public company. Francisco’s principal assets were the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in Guatemala.

Under the plan of arrangement, each issued Francisco share was exchanged for 1.55 common shares of the Company, one share in Chesapeake Gold Corp. (“Chesapeake”), a new exploration company formed by Francisco, and a right to receive an additional fraction of a Company common share upon the cancellation of certain Company common shares that were held in escrow. In addition, prior to closing of the transaction, Francisco transferred to Chesapeake cash of Cdn.$1.50 per share for each issued share of Francisco (Cdn.$25.0 million), certain early stage Nicaraguan exploration assets and a 2% net smelter return royalty on Francisco’s Guatemalan projects outside the Marlin project area. The Company retained a right to acquire a 5% stake in Chesapeake (based on its initial capitalization) through a three year share purchase warrant.

The Company issued 25,843,808 common shares to the shareholders of Francisco under the terms of the plan of arrangement and issued 1,674,000 stock options to directors, officers and employees of Francisco exercisable at prices between Cdn.$3.07 and Cdn.$4.04 per share in exchange for their existing Francisco stock options. The Company accounted for this acquisition using the purchase method.

During 2003, the Company paid $1.6 million to Chesapeake and issued 2.2 million common shares of the Company valued at $20.7 million to former shareholders of Montana Gold Corp. upon filing of the technical report with the Toronto Stock Exchange establishing the reserves at Marlin, pursuant to the terms of the 2002 plan of arrangement with Francisco.

Under a Share Purchase Agreement effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of $13.0 million plus additional payments of $5.0 million based on the project being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003, and received $6.0 million on February 12, 2004. The $2.5 million due on commencement of commercial production, the $2.5 million due twelve months thereafter, and the royalty are considered contingent and have not been recorded in the Company’s books.

In 2003, the Company produced gold from the Rand Mine, located in California, the Marigold Mine, located in Nevada and the San Martin Mine, located in Honduras. See Item 5, “Producing Properties”, for a description of the mines and processing facilities. The Company has other properties under development. In addition to the El Sauzal Project and the Marlin Project, the Company holds a 100% interest in a property located in Imperial County, California (the “Imperial Project”), and the Cerro Blanco Project in Guatemala, that may be available for future mining activities. See “Other Projects” under Item 5 for a description of these projects.

Based on the ounces of gold contained in the proven and probable mineral reserves as at December 31, 2003 on the properties in which the Company has an interest, and the Company’s ownership interests and rights in such properties, the Company estimates its proven and probable mineral gold reserves to be approximately 6.3 million contained ounces. For a more detailed description of the reserves see “Summary of Reserves and Other Mineralization — Proven and Probable Mineral Reserves” under Item 5.

ITEM 5: NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is engaged in exploration, mine development, and the mining and extraction of precious metals. At the Company’s operating mines, the primary method currently used is open-pit mining with heap leach extraction. The Company initiated heap leaching in California in 1981 and considers itself a leader in the use of this process. See Item 5, “Operating Summary - Processing”, for a description of the heap leaching process. The Company has mines in Nevada and California, U.S.A. and in Honduras, and development projects in Mexico and Guatemala. Information regarding operating segments and geographic information can be found in Note 13 “Segmented Information” of the Notes to the Consolidated Financial Statements that are incorporated herein by reference.

Uses of Gold

Gold bullion is used as an investment as well as in product fabrication, primarily carat jewelry, but with additional applications in electronics, dentistry, official coins, medallions, and other miscellaneous industrial uses.

Gold Sales

The doré produced by the Rand and Marigold mines and gold precipitates produced at the San Martin Mine are further refined by third parties before being sold as bullion (99.99% pure gold). The gold bullion is either sold at the spot price for delivery two days later or delivered against an existing forward sales or option contract to one of various precious metal merchants for delivery to the London, U.K. market. For more information on the Company’s hedging policy see the discussion under “Risk Factors — Gold price volatility” below.

The average London Bullion Market price for 2003 was $363 per ounce of gold, compared to $310 and $271 per ounce for each of 2002 and 2001, respectively. The following table sets forth for the calendar years indicated the annual high and low gold prices per troy ounce on the London Bullion Market.

Calendar Year	London Bullion Market P.M. Fixing
	High	Low
2003	$416.25	$319.90
2002	349.30	281.65
2001	293.25	255.95
2000	312.70	263.80
1999	326.25	252.80
1998	312.90	273.40
1997	366.55	283.00
1996	414.80	367.40
1995	396.95	372.40
1994	396.25	369.65

The London P.M. fixing price for gold on December 30, 2003 was $416.25 per ounce and on March 8, 2004 the London P.M. fixing price was $399.85 per ounce.

Risk Factors

The Company’s mining operations are subject to the normal risks of mining, and its profits are subject to numerous factors beyond the Company’s control. Certain of these risk factors are discussed below.

Gold price volatility

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, levels of gold production, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and global or regional political or economic events.

The profitability of the Company’s operations is directly related to the market price of gold. If gold prices decline for a substantial period below the cost of production of any or all of the Company’s operations, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, earnings and the Company’s financial position. A decline in the market price of gold may also require the Company to write-down its mineral reserves which would have a material and adverse effect on its earnings and financial position. Should any significant writedown in reserves be required, material writedowns of the Company’s investment in the affected mining properties and increased amortization, reclamation and closure charges may be required.

The Company’s current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 60% of planned production for up to five years. Management is authorized to use any combination of spot, forward, spot deferred forwards and put or call options. Although this is the approved policy, management’s current practice is to not hedge any part of the Company’s gold production and the Company currently has no hedging contracts in place. Since the Company does not currently engage in gold hedging activities, the Company’s exposure to the impact of gold price volatility is higher.

Further, if revenue from gold sales declines, the Company may experience liquidity difficulties. This may reduce its ability to invest in exploration and development which would materially and adversely affect future production, earnings and the Company’s financial position.

Production estimates

The Company prepares estimates of future gold production for its various operations. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Company’s actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. Each of these factors also applies to the Company’s sites not yet in production and to operations that are to be expanded. In these cases, the Company does not have the benefit of actual experience in verifying its estimates, and there is a greater likelihood that actual production results will vary from the estimates.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Mine development

The Company’s ability to sustain or increase its present levels of gold production is dependent upon the successful development of new producing mines and/or identification of additional reserves at existing mining operations. If the Company is unable to develop new ore bodies, it will not be able to sustain present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial condition.

Feasibility studies are used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and as a result, the Company cannot give any assurance that its development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated in a feasibility study.

Mineral reserves and resources estimates

The figures presented for both mineral reserves and mineral resources herein and in the documents incorporated herein by reference are only estimates. The estimating of mineral reserves and mineral resources is a subjective process and the accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any reserve or resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from the Company’s estimates.

Estimated mineral reserves or mineral resources may have to be recalculated based on changes in gold prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence reserve or resource estimates. Market price fluctuations for gold, increased production costs or reduced recovery rates, or other factors may render the present proven and probable mineral reserves of the Company uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material writedowns in the Company’s investment in the affected mining properties and increased amortization, reclamation and closure charges.

Competition for mining claims and mining assets

The Company competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of gold mining assets. Some of the companies with which the Company competes have significantly greater financial, management and technical resources than the Company, and may use these resources to their advantage when competing with the Company for such opportunities. The Company cannot give any assurance that it will continue to be able to compete successfully with its competitors in acquiring attractive mineral properties and assets.

Exploration projects

Gold exploration is highly speculative in nature. The Company’s exploration projects involve many risks and success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. The Company cannot give any assurance that its future exploration efforts will result in the discovery of a mineral reserve or resource, or that its current and future exploration programs will result in the expansion or replacement of current production with new proven and probable mineral reserves. The Company cannot give assurance that its exploration programs will be able to extend the life of its existing properties or result in the discovery of new producing mines.

Future capital requirements

As of December 31, 2003, the Company had cash and cash equivalents of approximately $126.1 million and working capital of approximately $145.4 million. The Company intends to use its working capital together with its future cash flows to finance the construction costs of the El Sauzal Project and the Marlin Project, the Marigold Millennium Expansion Project, to fund exploration and development work and for general corporate purposes. The Company estimates that capital expenditures and funds for exploration in 2004 will be approximately $147.1 million. The primary capital expenditures are expected to be for plant, equipment and development at the El Sauzal Project ($59.0 million), equipment purchases and development at the Marlin Project ($61.6 million), equipment purchases and development at the Marigold Mine expansion ($20.3 million), and leach pad expansion and development at the San Martin Mine ($2.0 million). Exploration is planned primarily at the Marlin Project and Marigold, with additional work in Guatemala, Mexico and Honduras. The Company may have further capital requirements to the extent it decides to develop other properties or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. In addition, the Company may incur major unanticipated liabilities or expenses.

The Company’s ability to continue its planned exploration and development activities also depends in part on its ability to generate free cash flow from its Marigold, San Martin and Rand mines. The Company may be required to obtain additional financing in the future to fund future exploration and development activities or acquisitions of additional properties or other interests that may be appropriate to enhance the Company’s financial or operating interests. The Company has historically raised capital through equity financing and in the future may raise capital through equity or debt financing, joint ventures, production sharing arrangements or other means. There can be no assurance that the Company will be able to obtain necessary financing in a timely manner on acceptable terms, if at all.

Government regulations

The Company’s mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which the Company has properties, including the United States, Mexico, Honduras and Guatemala, regulates mining activities. The Company generally requires permits from authorities in these jurisdictions to authorize the Company’s operations. These permits relate to virtually every aspect of the Company’s exploration, development, production and reclamation activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties which could have a significant adverse impact on the Company’s current operations or planned development projects, including the Marigold Millennium Expansion Project, and the development of the El Sauzal Project and the Marlin Project.

Obtaining necessary permits can be a complex, time consuming process and the Company cannot predict whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

Title matters

Acquisition of title to mineral properties in all jurisdictions where the Company operates is a very detailed and time-consuming process. The Company has acquired substantially all of its mineral properties through acquisitions. Although the Company has investigated title to all of its mineral properties, the Company cannot give any assurance that title to such properties will not be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects or aboriginal, indigenous peoples or native land claims.

Portions of the Company’s mineral reserves come from unpatented mining claims in the United States. There is a risk that any of the Company’s unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to mine mineral reserves contained within those mining claims. Unpatented mining claims are created and maintained in accordance with the General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests due to the validity of unpatented mining claims often being uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law of 1872. Unpatented mining claims are always subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such legislation, among other things, could impose royalties on gold production from unpatented mining claims located on U.S. federal lands, result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on U.S. federal lands all of which could have a material and adverse affect on the Company’s cash flows, results of operations and financial condition.

In Honduras, site of the San Martin Mine, all mineral resources are owned by the state. Title to minerals can be held separately from title to the surface. Rights to explore for and to extract minerals are granted by the state through issuance of mining concessions. The Company has received its mining concessions for the San Martin Mine. The term of these concessions is indefinite, remaining in force as long as the Company meets its legal obligations. The Company has also acquired surface rights from private owners in the mining and processing areas at the San Martin site. However, there are few surveys and many of the tracts of land have no written title documents. Accordingly, there is a risk that the Company may not own good and marketable title to the surface rights necessary to conduct operations at the San Martin site.

In Mexico, site of the El Sauzal property, all mineral resources are owned by the state. Title to minerals can be held separately from title to the surface. Mining rights take precedence over surface rights. Rights to explore for and to extract minerals are granted by the state through issuance of mining concessions. Exploration concessions are granted for six years. Exploitation concessions are granted for a period of 50 years.

In Guatemala, site of the Marlin and Cerro Blanco properties, mineral rights are held by the state, and surface rights can be privately held. The government grants exploration concessions of up to 100 square kilometers for a term of three years, with 2 two-year extensions available. Exploitation concessions are granted for 25 years, with one additional extension of 25 years available.

Environmental risks

Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, significant expenditures to comply with such laws and regulations. The Company cannot give any assurance that notwithstanding its precautions and history of activities, environmental pollution will not materially and adversely affect its financial condition and its results from operations.

The Company’s current production is from open-pit mining and heap leach processing. The Company’s standard open-pit mining techniques have been designed to comply with reclamation requirements imposed by regulatory authorities. Such authorities generally require a mining company to return sites to safely-contoured slopes, but usually do not require backfilling of excavated areas. The Company generally is required to mitigate long-term environmental impacts by stabilizing, contouring, reshaping and re-vegetating various portions of a site once mining and processing are completed. Reclamation efforts generally must be conducted in accordance with detailed plans, which have been reviewed and approved by the appropriate regulatory agencies. Heap leaching is done with a dilute cyanide solution held within a closed circuit, which includes the leach pads and surface holding ponds. Leakage of heap leaching solutions could cause environmental damage. The old milling operations at the Company’s Dee and Marigold mines have tailing impoundments that have known leakage as detected by monitoring wells. The Company does not believe that local groundwater resources have been affected and the Company has undertaken remediation efforts as approved by the Nevada Department of Environmental Protection (“NDEP”).

During the year ended December 31, 2003, the Company reported a total of 6 minor cyanide and 46 fuel/oil/antifreeze spills. In all cases, the appropriate authorities were notified, clean-up was undertaken immediately, and no contamination of ground or surface waters occurred. Measures, including procedural changes and education, were taken to prevent re-occurrence of the incidents. No further action is expected with respect to any of the occurrences.

Reclamation costs

The Company is required to submit, for government approval, a reclamation plan that establishes the Company’s obligation to reclaim property after the minerals have been mined from the site. Reclamation by the Company of its mining sites takes place during and after the active life of the mine. In accordance with applicable laws, bonds or other forms of financial assurances have been provided by the Company for the reclamation of its mine sites. The Company may incur costs in connection with these reclamation activities in excess of such bonds or other financial assurances, which costs may have a material adverse effect on the Company’s earnings and financial condition.

The Company expended $3.3 million in 2003, $2.5 million in 2002, and $2.6 million in 2001 on site closure and reclamation primarily at the Dee, Daisy and Rand mines. During the years ended December 31, 2003, 2002 and 2001, the Company made no material capital expenditures with respect to environmental compliance except as required by permits for construction at its mining operations and for reclamation being carried out concurrently with mining operations.

The Company has established a reserve for future site closure and mine reclamation costs based on the Company’s estimate of the costs necessary to comply with existing reclamation standards. Site closure and mine reclamation costs for operating properties are reviewed annually and accrued using the unit of production method. There can be no assurance that the Company’s reclamation and closure accruals will be sufficient to cover all reclamation and closure costs.

Estimates and assumptions employed in the preparation of financial statements

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 to its consolidated financial statements. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and amortization of mineral property, plant and equipment, and site closure and reclamation accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recovery rates, future gold prices and future mining activities.

The Company records the cost of mining ore stacked on its leach pads as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s mineral property, plant and equipment are depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets. In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. These costs are accrued on a unit-of-production basis as gold is recovered and sold, based on the estimated amount of mineral reserves expected to be recovered from each location, with the aggregate amount accrued being reflected as a liability on the Company’s consolidated balance sheet as a reserve for future site closure and mine reclamation costs. If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to increase the reserve for site closure and reclamation costs, increase the amount of future reclamation expense per ounce, or both, all of which would reduce the Company’s earnings and net assets.

Currency fluctuations

Currency fluctuations may affect the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company’s operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where the Company has mining operations against the U.S. dollar would increase the costs of gold production at such mining operations which could materially and adversely affect the Company’s earnings and financial condition.

Risks related to the Company’s foreign investments and operations

The Company conducts mining, development or exploration activities in countries other than Canada and the United States, including Mexico, Honduras and Guatemala. The Company’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the Company’s earnings or the viability of its affected foreign operations, which could have a material and adverse effect on the Company’s future cash flows, results of operations and financial condition.

Risks may include, among others, labor disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, war, civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Insurance coverage

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining and monetary losses and possible legal liability.

The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damage and may not be adequate to reimburse the Company for all losses sustained. In addition, the Company does not have coverage for many environmental losses. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.

Reliance on current management team

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including C. Kevin McArthur, President and Chief Executive Officer, James S. Voorhees, Vice-President Operations and Chief Operating Officer, Charles A. Jeannes, Senior Vice-President Administration, General Counsel and Secretary and Cheryl S. Maher, Vice-President Finance and Chief Financial Officer. Investors must be willing to rely to a significant extent on management’s discretion and judgment. The Company does not have in place formal programs for succession of management and training of management. The Company does not maintain key employee insurance on any of its employees. The loss of one or more of these key employees, if not replaced, could adversely affect the Company’s operations.

Other Considerations

Employees

At December 31, 2003, the Company employed approximately 746 persons located as follows:

Location	Number
San Martin Mine	274
Marigold Mine	128
Rand Mine	16
El Sauzal Project	115
Guatemala Projects	185
Corporate, Exploration and reclamation projects	28

746

The Company competes with other mining companies in connection with the recruitment and retention of qualified employees. The employees at all mines are non-union. At the present time a sufficient supply of qualified workers is available for operations at each of the Company’s mines. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects. There can be no assurance that the Company will continue to be able to retain or attract qualified employees. There is a risk that increased labor costs could have a material adverse effect on its operating costs.

Legal proceedings

The Company may become party to litigation or other adversary proceedings, with or without merit, in a number of jurisdictions. The cost of defending such claims may take away from management time and effort and if determined adversely to the Company, may have a material and adverse effect on its cash flows, results of operations and financial condition. Refer to Item 12 “Legal Proceedings” for details of any current actions pending.

Environmental and social policies

Reference is made to pages 15 through 17 of the 2003 Annual Report to Shareholders, which are incorporated herein by reference, for discussion of the Company’s environmental and community relations activities.

Summary of Reserves and Other Mineralization

Proven and Probable Mineral Reserves

The following tables describe the Company’s proven and probable mineral reserves as at December 31, 2003, 2002 and 2001. Mineral reserves do not reflect losses in the heap leaching process, but do include allowance for dilution of ore in the mining process. Proven and probable mineral reserves as at December 31, 2003 were calculated based on a gold price of $325 per ounce. For the year ended December 31, 2002 reserves for all properties were calculated based on a gold price of $300 per ounce and in 2001, reserves for all properties were calculated based on a gold price of $275 per ounce. The ounces of gold that will actually be recovered from these reserves will depend on actual gold grades encountered and recovery rates achieved.

Mineral reserves and mineral resources have been calculated as at December 31, 2003 in accordance with definitions adopted in National Instrument 43-101 of the Canadian Securities Administration. Reference should be made to the Glossary on page 3 for a description of terms used herein The proven and probable mineral reserves as at December 31, 2003, 2002, and 2001 were determined by employees of the Company under the supervision of James S. Voorhees, P. Eng., Chief Operating Officer of the Company. These proven and probable mineral reserves were audited by either Mine Development Associates, Inc. (2003 and 2002) or Mine Reserves Associates, Inc. (2001), entities that are not affiliated with the Company.

Proven and Probable Mineral Reserves

	As at December 31, 2003
	Proven		Probable		Total
	Tons	Gold Grade (ave.	Tons	Gold Grade (ave.	Tons	Gold Grade (ave.
Mine or Project	(in thousands)	oz/t)	(in thousands)	oz/t)	(in thousands)	oz/t)
San Martin Mine	26,826	0.021	3,739	0.022	30,565	0.021
Marigold Mine (66.7%)	31,800	0.025	30,410	0.022	62,210	0.024
El Sauzal	19,341	0.099	845	0.080	20,186	0.098
Marlin	3,053	0.120	12,537	0.143	15,590	0.139

Totals	81,020	0.045	47,531	0.055	128,551	0.049

	As at December 31, 2002
	Proven		Probable		Total
	Tons	Gold Grade (ave.	Tons	Gold Grade (ave.	Tons	Gold Grade (ave.
Mine or Project	(in thousands)	oz/t)	(in thousands)	oz/t)	(in thousands)	oz/t)
San Martin Mine	23,247	0.023	10,818	0.024	34,065	0.024
Marigold Mine (66.7%)	27,717	0.027	25,012	0.024	52,729	0.026
El Sauzal Project	7,679	0.108	12,810	0.092	20,489	0.098
Cerro San Pedro Project (50%)	26,382	*0.029	760	*0.014	27,142	*0.029

Totals	85,025	0.034	49,400	0.041	134,425	0.037

*	Gold-equivalent ounces at a ratio of silver: gold of 70:1.

	As at December 31, 2001
	Proven		Probable		Total
	Tons	Gold Grade (ave.	Tons	Gold Grade (ave.	Tons	Gold Grade (ave.
Mine or Project	(in thousands)	oz/t)	(in thousands)	oz/t)	(in thousands)	oz/t)
San Martin Mine	26,003	0.026	12,452	0.024	38,455	0.025
Marigold Mine (66.7%)	22,836	0.029	27,509	0.025	50,345	0.027
Rand Mine	8,432	0.022	98	0.023	8,530	0.023
Cerro San Pedro Project (50%)	26,383	*0.029	760	*0.014	27,143	*0.029

Totals	83,654	0.027	40,819	0.024	124,473	0.027

*	Gold-equivalent ounces at a ratio of silver: gold of 70:1.

Other mineralization

In addition to the proven and probable mineral reserves described above, the Company has delineated certain other measured and indicated mineral resource. Measured and indicated mineral resources have not been included in the proven and probable mineral reserve estimates because even though enough drilling has been performed to indicate a sufficient amount and grade to warrant further exploration or development expenditures, these resources have not been subjected to an economic feasibility analysis and therefore do not qualify as proven and probable mineral reserves. The exception to this is the mineralization at the Imperial Project which was reclassified from proven and probable mineral reserves based on the denial of mining permits in January 2001. The measured, indicated and inferred mineral resources of the Company are not yet known to contain commercially mineable ore bodies and cannot be considered such unless and until further drilling and metallurgical work have been conducted and economic and technical feasibility factors have been examined and favorably determined. Measured, indicated and inferred mineral resources have been calculated solely by the Company.

	As at December 31, 2003
	Measured		Indicated		Total (1)
	Tons	Gold Grade (ave.	Tons	Gold Grade (ave.	Tons	Gold Grade (ave.
Mine or Project	(in thousands)	oz/t)	(in thousands)	oz/t)	(in thousands)	oz/t)
San Martin Mine	29,384	0.022	3,109	0.022	32,493	0.022
Marigold Mine (66.7%)	44,300	0.023	44,591	0.023	88,891	0.023
El Sauzal	20,622	0.095	1,094	0.072	21,716	0.094
Marlin	4,208	0.107	17,285	0.128	21,493	0.124
Imperial	74,800	0.017	16,400	0.015	91,200	0.017
Cerro Blanco	—	—	17,092	0.067	17,092	0.067

Totals	173,314	0.031	99,571	0.048	272,885	0.037

(1)	Note: Reserves are a subset of these numbers.

	As at December 31, 2003
	Inferred
	Tons
Mine or Project	(in thousands)	Gold Grade (ave. oz/t)
San Martin Mine	21,348	0.017
Marigold Mine (66.7%)	118,348	0.014
El Sauzal	13,463	0.028
Marlin	71,233	0.020
Imperial	48,300	0.012
Cerro Blanco	6,813	0.067

Totals	279,505	0.017

Other mineralization (continued)

	As at December 31, 2002
	Measured		Indicated		Total (1)
	Tons	Gold Grade (ave.	Tons	Gold Grade (ave.	Tons	Gold Grade (ave.
Mine or Project	(in thousands)	oz/t)	(in thousands)	oz/t)	(in thousands)	oz/t)
San Martin Mine	28,369	0.023	16,602	0.022	44,971	0.023
Marigold Mine (66.7%)	37,135	0.024	42,902	0.021	80,037	0.022
El Sauzal Project	21,681	0.082	4,035	0.069	25,716	0.080
Marlin Project	29,082	*0.072	9,978	*0.074	39,060	*0.073
Imperial Project	74,800	0.017	16,400	0.015	91,200	0.017
Cerro San Pedro Project (50%)	33,964	*0.025	7,380	*0.025	41,344	*0.025
Cerro Blanco Project	—	—	17,092	*0.076	17,092	*0.076

Totals	225,031	0.034	114,389	0.035	339,420	0.034

(1)	Note: Reserves are a subset of these numbers.

	As at December 31, 2002
	Inferred
	Tons
Mine or Project	(in thousands)	Gold Grade (ave. oz/t)
San Martin Mine	38,466	0.013
Marigold Mine (66.7%)	59,170	0.014
El Sauzal Project	12,505	0.032
Marlin Project	32,125	*0.037
Imperial Project	48,300	0.012
Cerro San Pedro Project (50%)	39,635	*0.016
Cerro Blanco Project	6,813	*0.076

Totals	237,014	0.019

*	Gold-equivalent ounces at a ratio of silver: gold of 70:1.

	As at December 31, 2001
	Measured		Indicated		Total (1)
	Tons	Gold Grade (ave.	Tons	Gold Grade (ave.	Tons	Gold Grade (ave.
Mine or Project	(in thousands)	oz/t)	(in thousands)	oz/t)	(in thousands)	oz/t)
San Martin Mine	34,256	0.025	22,980	0.021	57,236	0.023
Marigold Mine (66.7%)	36,196	0.023	87,449	0.018	123,645	0.019
Rand Mine	27,741	0.020	1,367	0.020	29,108	0.020
Imperial Project	74,800	0.017	16,400	0.015	91,200	0.017
Cerro San Pedro Project (50%)	33,928	*0.027	7,372	*0.017	41,300	*0.025
Cerro Blanco Project	N/A	N/A	17,100	*0.073	17,100	*0.073

Totals	206,921	0.021	152,668	0.023	359,589	0.022

(1)	Note: Reserves are a subset of these numbers.

	As at December 31, 2001
	Inferred
	Tons
Mine or Project	(in thousands)	Gold Grade (ave. oz/t)
San Martin Mine	1,159	0.013
Marigold Mine (66.7%)	14,255	0.015
Rand Mine	29,700	0.017
Imperial Project	48,300	0.012
Cerro San Pedro Project (50%)	44,000	*0.014
Cerro Blanco Project	6,800	*0.082

Totals	144,214	0.017

*	Gold-equivalent ounces at a ratio of silver: gold of 70:1.

Effects of Mining and Development During 2003

During the period January 1, 2003 to December 31, 2003, the effects of mining and development at each of the Company’s mines and projects with proven and probable mineral reserves are as follows:

Rand Mine - Mining operations at Rand ceased at the end of 2002; no additional ore was placed on the heap in 2003. 33,663 ounces of gold were recovered from the heap leach during 2003.

Marigold Mine - During fiscal 2003, 8,163,118 tons of ore containing 195,915 ounces of gold were mined and placed on the heap (100% basis), and 142,188 ounces of gold were produced (94,796 for the Company’s account). The Marigold Project exploration program added approximately 248,000 contained ounces of gold to the proven and probable mineral reserves for the Company’s account.

San Martin Mine - During 2003, 7,166,377 tons of ore, containing 196,400 ounces of gold were mined and placed on the leach pad, and 101,835 ounces of gold were recovered. Approximately 47,200 contained ounces of gold were added to proven and probable mineral reserves by infill and extensional drilling and modeling work.

El Sauzal Project - The project was acquired in July 2002 as part of the Francisco acquisition. The project has proven and probable mineral reserves of 20.2 million tons of ore containing approximately 2.0 million ounces of gold. No additional ounces were added by the Company during 2003.

Marlin Project - The project was acquired in July 2002 as part of the Francisco acquisition. In 2003, the Company established proven and probable mineral reserves of 15.6 million tons of ore containing approximately 2.2 million ounces of gold. Marlin had only mineral resource as of December 31, 2002.

Cerro San Pedro Project - In February 2003, the Company’s share in the project was sold to Metallica Resources Inc.

Exploration and Development Expenditures

The following table lists the amount of expenditures incurred by the Company on exploration and mine development activities during the years ended December 31, 2003, 2002, and 2001.

Exploration and Development Expenditures
(in millions of dollars)

	Year Ended December 31,
Mine	2003	2002	2001
Rand Mine	$—	$—	$4.1
San Martin Mine	1.2	0.7	0.8
Marigold Mine	6.8	7.1	3.8
El Sauzal Project	24.2	1.7	—
Marlin Project	16.9	2.5	—
Cerro San Pedro Project	0.1	0.5	1.6
Cerro Blanco Project	0.6	1.5	0.3
Panama Projects	—	—	0.2
Other projects: United States or Mexico	0.4	0.2	—
Other general exploration	0.1	0.1	0.4

	$50.3	$14.3	$11.2

OPERATING SUMMARY

Production Methods

During 2003, the Company employed only open pit mining methods at its operations. The Dee Mine, which employed underground methods, was closed at the end of 2000. The Marlin Project, scheduled for production during 2006, will have both open pit and underground operations.

Surface (Open Pit) Mining

Open pit mining is accomplished through a series of unit operations that provide for excavation of the mineral deposit. Typically, mining progresses downward in horizontal lifts or benches that vary in thickness from 20 to 40 feet, as required by the particular characteristics of the deposit. First, the ground to be excavated is drilled using large track-mounted blast hole drills. Drill cuttings are sampled and assayed to determine the areas containing ore-grade mineralization.

The blast holes are then charged with an explosive — ANFO — which is a blend of ammonium nitrate and fuel oil. Some conditions require the use of specialty blasting agents and emulsions.

Once blasted, the broken material is excavated using wheel loaders or hydraulic shovels with bucket capacities ranging between 13 and 40 cubic yards. The material is placed in off-road haul trucks with payloads varying between 85 and 190 tons. Ore is transported to specialized facilities for processing, and waste and/or overburden is transported to storage areas pending final placement.

Bulldozers, graders, and water trucks are used to develop and maintain the roads and accesses needed to support the mining operation. Dust suppression is accomplished by application of water on haul roads and at the active working faces. During and following mining activities, reclamation of disturbed areas is achieved by recontouring and re-vegetation as appropriate for the site.

Processing: Heap Leaching

The Company primarily uses the heap leach method to extract gold from low-grade ores. This process involves piling relatively coarse ore on an impervious membrane and allowing a dissolving fluid (a weak cyanide solution in the case of gold recovery) to seep down through the pile. The valuable metals are contained in the leaching solution that drains from the bottom of the pile and is subsequently collected on carbon and then recovered by electrowinning and smelting.

Many aspects of ores have a large influence on the leachability or recovery of the contained precious metals. For example, the presence of certain clays may hinder the movement of solutions through the pile and lack of fractures or porosity in the ore may shield the contained metals from the leaching solution, making them largely unrecoverable. The best leaching ores are those that are fractured, oxidized, and free of chemicals that consume the cyanide.

Because of the nature of most of the ore at the Marigold Mine, crushing of low-grade ores is not currently needed. As a result, the ore is taken from the pits and unloaded directly from trucks onto leach piles. Alkalinity of the ore is controlled by adding modifying reagents. The modifying reagents are used to increase the alkalinity of the ore, because the weak cyanide leaching solution used in the process is unstable in anything but an alkaline environment. Sprinklers or drippers are placed on top of the leach pile and the leaching solution is applied. At the San Martin Mine, the ore is crushed and agglomerated with cement and lime to improve leaching characteristics. A drum system is used to agglomerate the ore which is then transported by conveyor to the heap leach pad and stacked.

Drain pipes which collect the leaching solution are buried at the base of the heap. The drainage system is usually segmented to allow parts of the piles to be leached independently. Each segment also contains a leak detection system so that if a leak in the liner occurs, the area of the leak can be isolated. Ore is piled in successive layers on the leach pad. When one layer of the pile has been adequately leached, another layer of ore is placed on top and the leaching process continues.

The gold-bearing solutions drain from the leach pile and are collected in a pregnant solution pond. From there, the solution is pumped through columns of granular, activated carbon and a gold-oxygen-cyanide complex is captured in the carbon pores. The leaching solution is then returned to the heap and utilized for further leaching. The carbon is removed and treated with a hot caustic or caustic-cyanide solution that releases the gold complex from the carbon. The solution is then passed through an electrowinning circuit where the gold is deposited on steel wool batts. The batts are removed and broken down into a sludge. At San Martin, this sludge is shipped to a refinery for processing into gold bars. At the other operations, the sludge, or the steel wool plus gold, is smelted in a crucible and poured into a mold, forming a doré bar. The doré bars are sent to a refiner for further processing.

Gold Production

The following table describes, for the years ended December 31, 2003, 2002 and 2001, gold production from the Company’s mining operations.

Gold Production (in ounces)

	Year Ended December 31,
Mine	2003	2002	2001
San Martin	101,835	129,435	114,216
Rand	33,663	66,934	59,324
Marigold (66.67%)	94,796	55,550	56,525

Total Production	230,294	251,919	230,065

Production Costs per Ounce of Gold Produced

The following table describes for the years ended December 31, 2003, 2002 and 2001 the total cash cost of production per ounce related to the Company’s mining operations. Total cash cost of production includes mining, processing (including transportation and refining), costs associated with movements in production inventories net of pre-production stripping costs (which are capitalized to mine development costs), direct mine overhead costs, local production taxes and royalties, and excludes general and administrative costs at the corporate level, depreciation and depletion and end-of-mine reclamation accruals.

Total Cash Cost of Production per Ounce of Gold Produced

	Year Ended December 31,
Mine	2003	2002	2001
San Martin	$175	$106	$120
Rand	242	247	265
Marigold	172	180	179

Average For All Mines	$184	$160	$172

Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.

The difference between cost of sales as presented in the consolidated statements of operations and cash costs of production for the Company is due to the cost of any additional ounces sold out of finished goods inventory compared to those ounces actually produced during the year. There is no significant difference in the total cash cost per ounce of production and total cash cost per ounce sold.

Total cost of production includes the total cash costs of production, as defined above, together with depreciation, depletion and end-of-mine reclamation accruals.

Total Cost of Production per Ounce of Gold Produced

	Year Ended December 31,
Mine	2003	2002	2001
San Martin	$269	$203	$169
Rand	298	284	310
Marigold	243	257	211

Average For All Mines	$262	$236	$216

PRODUCING PROPERTIES:

SAN MARTIN MINE (Central Honduras)

Property

The San Martin Mine is controlled 100% by Minerales Entre Mares de Honduras, S.A. and is located approximately 90 kilometers north of the capital city of Tegucigalpa, Honduras. Access is by way of paved and improved gravel roads. The property consists of 14,100 hectares of land around the Rosa and Palo Alto deposits. San Martin is located in an area that receives an average annual rainfall of approximately one meter.

Operations

San Martin is an open-pit heap-leach mine, designed to be a low cost operation. The Company currently expects to mine an average of 10 million tons per year for the next five years, over 60% of which is expected to be ore. Conventional loaders and haul trucks form the primary mining fleet. Ore is crushed and agglomerated before placement on an adjacent heap leach pad for leaching. The mine commenced commercial production in January 2001. During 2003, San Martin processed 7,166,377 tons of ore and stacked 196,400 contained ounces of gold on the leach pad. The mine produced 101,835 ounces of gold at a total cash cost per ounce of $175. Pad chemistry issues affected production through much of the year, but were corrected by the fourth quarter. The Company expects production from San Martin to be approximately 102,000 ounces of gold in 2004. The Company expects production from San Martin through 2010.

Capital expenditures for 2003 totaled $3.5 million, $2.5 million on equipment refurbishment, and $1.0 million on mine development. Capital expenditures during 2002 were $4.2 million and in 2001 were $5.6 million, primarily for construction of new leach pads.

Permitting

All environmental regulatory permits, licenses and authorizations required to carry out planned operations at the San Martin Mine have been obtained and are in good standing.

Exploration

Exploration activities continued in 2003 near both the Rosa and Palo Alto deposits. A total of 47,200 contained ounces of gold were added to the proven and probable mineral reserve through a combination of reverse circulation drilling and remodeling of the deposits. Drilling of the West Palo Alto zone yielded 32,370 ounces of gold. Regional exploration around San Martin continues, with reverse circulation drilling planned in 2004 for the Minitas property, located approximately 7 kilometers from San Martin.

San Martin Production Results	Year Ended December 31,
	2003	2002	2001
Ore mined (tons)	7,170,390	6,051,788	6,217,422
Waste mined (tons)	1,970,462	1,064,891	1,146,436
Stripping ratio	0.27:1	0.15:1	0.16:1
Average gold assay (ounces/ton)	0.027	0.035	0.030
Ounces of gold produced	101,835	129,435	114,216
Total cash cost of production per ounce	$175	$106	$120

MARIGOLD MINE (Valmy, Nevada)

Property

Glamis Marigold Mining Company (“Marigold”) owns the Company’s 66 2/3% interest in the Marigold Mine. Barrick Gold Corporation holds the remaining 33 1/3 % interest. The Company is the operator of the property.

The mine is located in Humboldt County, 40 miles southeast of Winnemucca, Nevada at the north end of the Battle Mountain-Eureka Trend that extends through central Nevada. Located five miles south of Valmy, Nevada, the property consists of 28.9 square miles, including 13 square miles of leased patented mining claims. The remaining 15.9 square miles are unpatented mining claims, 6.1 square miles of which are not subject to royalties.

Royalty rates on leased land range from 3% to 5% of net smelter returns, with rates rising to 7% or 8% on certain parcels depending on the price of gold. The rate for the remaining life of mine is anticipated to average approximately 5.5%. Total royalty expense for 2003 was $3.7 million (Company’s share: $2.5 million).

Operations

The Marigold Mine produced 142,188 ounces of gold (100%) during 2003, at a total cash cost of production of $172 per ounce. The Company’s share of this production was 94,796 ounces of gold.

The oxide mill on the property operated during the winter months of 1998-1999 and was shut down in March 1999. After the Company acquired the Marigold Mine in 1999, it was determined that operation of the mill was not economical unless adequate mill feed becomes available to have the mill processing continuously. Since 2000, all of the production for the Company’s account has come from the operation of the heap leach pads.

The mining fleet at Marigold consists of two 40 cubic yard shovels, three 13 cubic yard front-end loaders, eleven 190 ton haul trucks, eight 85-100 ton haul trucks and miscellaneous ancillary equipment. The Company is planning to expand the fleet with four 320 ton trucks and a 26 yard loader. The smaller mining fleet of 13 yard loaders and 85-100 ton haul trucks will be phased out over the next year.

Ore production in 2003 came primarily from the Terry Zone #1 and #2 pits. For 2003, the combined production from these pits was 199,876 contained ounces of gold. The average stripping ratio in 2003 was 3.7:1. Total capital expenditures in 2003 were $14.1 million (66.67%). This consisted of expenditures for the refurbishment of 6 haul trucks, a new electric hydraulic shovel, and 2 blast-hole drills ($8.1 million); deferred stripping ($4.0 million) and other mine development and leach pad construction ($2.0 million). The Company estimates Marigold will produce approximately 110,000 ounces of gold for its account during 2004. The Company’s share of capital expenditures is budgeted at $20.4 million in 2004. The Company currently expects production at Marigold through 2013.

Permitting

The mine has operated with a plan of operations approved by the Bureau of Land Management (“BLM”) and appropriate agencies since it began mining in 1988. This plan of operations was based on an environmental assessment at that time. In 1998, it was decided that further amendments to the plan of operation could only be achieved through the preparation of an Environmental Impact Statement (“EIS”) to cover then-anticipated future operations. The draft EIS was issued by the BLM in January 2001. The final EIS was completed in March 2001, with a record of decision issued in August 2001.

Additional permitting for the Marigold Millenium Expansion project was initiated in December 2001. A minor modification to the current plan of operations to allow deepening of the Terry Zone pit and expansion of leach pad facilities was approved on March 25, 2002. An amended plan of operations was submitted in April 2002. Final approval and publication of a Record of Decision was issued on February 4th, 2004.

Exploration

Exploration activities during 2003 were aimed at expanding reserves in the Millennium Project. Development and infill drilling utilizing reverse circulation drilling occurred in the Target pit area and around the existing active mining areas. Additional reverse circulation drilling was also done in the Terry Zone North area to further define a new discovery made there. These efforts combined to increase the proven and probable reserves by approximately 372,000 (100%) contained ounces, including the ounces mined during 2003.

Marigold Mine Production Results	Year Ended December 31,
(the Company’s 66.67% share)	2003	2002	2001
Ore mined (tons)	5,442,351	3,185,382	3,147,946
Waste mined (tons)	20,257,353	12,847,801	7,576,439
Stripping ratio	3.7:1	4.0:1	2.4:1
Average gold assay (ounces/ton)	0.024	0.024	0.023
Ounces of gold produced	94,796	55,550	56,526
Total cash cost of production per ounce	$172	$180	$179

RAND MINE (Kern County, California)

Property

Glamis Rand Mining Company (“Rand”) owns the Rand Mine located approximately 100 miles northeast of Los Angeles.

The property consists of 135 patented mining claims and 537 unpatented mining claims covering approximately 13.8 square miles. Rand owns all or a portion of 42 of the patented claims and 390 of the unpatented claims. The balance is held under lease.

Royalty rates are 6% of net smelter returns on production from properties leased from Yellow Aster Mining and Milling Company, with a minimum payment of $4,000 per month. Other leases have advance minimum royalties as well as net smelter return royalties. These have no significant minimum required payments, and the royalties average 1.5% of net smelter returns. Royalty expense at Rand during 2003 amounted to $0.7 million. There were no exploration or development activities during 2003 at the Rand Mine.

Operations

Mining of the ore reserves was completed at the Rand Mine at the end of 2002 and the truck fleet was transferred to the Marigold Mine in 2003. The reclamation at the Rand Mine progressed rapidly during 2003. The Yellow Aster heap and ponds, Lamont dumps, Baltic heap, plant and dumps, were all recontoured and seeded. Only the Rand heap (active through 2004) and plant remain to be reclaimed along with miscellaneous surface structures in 2005.

Gold is planned to be produced through 2004, as the mine is reclaimed. Planned production in 2004 is approximately 15,000 ounces of gold. Rand produced 33,663 ounces of gold during 2003. To December 31, 2003, the Rand Mine has produced 955,090 ounces of gold since commencement of production in 1987.

Permitting

All environmental regulatory permits, licenses and authorizations required to carry out planned operations at the Rand Mine and to process the ore remaining on the pad have been obtained and are in good standing.

Production

Certain key operating statistics for the Rand Mine are set forth in the following table:

Rand Mine Production Results	Year Ended December 31,
	2003	2002	2001
Ore mined (tons)	0	6,138,800	4,091,444
Waste mined (tons)	0	7,353,900	11,979,256
Stripping ratio	0	1.2:1	2.92:1
Average gold assay (ounces/ton)	n/a	0.023	0.016
Ounces of gold produced	33,663	66,934	59,324
Total cash cost of production per ounce	$242	$247	$265

RECLAMATION PROJECTS:

DAISY MINE (Nye County, Nevada)

Property

The Daisy Mine is owned by Glamis Marigold Mining Company. The Daisy Mine was acquired in 1999 through the acquisition of Rayrock Resources Inc. (“Rayrock”). The Daisy Mine was an open-pit heap-leach operation located in Nye County, Nevada, approximately six miles southeast of the town of Beatty. The property package consists of unpatented mining claims covering 13.7 square miles.

Reclamation Activities

Final reclamation earthwork was completed in the first quarter of 2003. A monitoring period will be required for the balance of 2004.

DEE MINE (Elko County, Nevada)

Property

The Dee Mine is owned by Glamis Marigold Mining Company. The Dee Mine was acquired in 1999 as part of the acquisition of Rayrock.

The Dee property, located in Elko County, Nevada, consists of 6.3 square miles of unpatented mining claims along the Carlin Trend in northeastern Nevada. The property lies immediately south of Meridian Gold Inc.’s Rossi property and immediately northwest of Newmont Mining Company’s Bootstrap property. Dee is subject to a minimum royalty of $0.2 million per year.

Barrick Gold Corporation (“Barrick”) holds an option to earn a 60% interest in the Dee property by spending $6.5 million in exploration of the property over a 7-year term concluding in October 2004. Barrick just completed its sixth year of exploration activities in 2003, and has expended $6.2 million to date towards the option. Activities in 2003 included data compilation and interpretation, and a total of 5,801 feet of drilling which included 5,470 feet of reverse circulation drilling, and 331 feet of core drilling in four surface holes. No material results from the drilling were announced by Barrick.

Reclamation Activities

The reclamation on tailings facility #2 at Dee was completed in 2003, and reclamation on tailings facility #1 is awaiting final solution evaporation and grading in 2004.

OTHER PROJECTS:

EL SAUZAL PROJECT (Chihuahua, Mexico)

Property

The El Sauzal Project is owned by Minas de la Alta Pimeria, S.A. de C.V. The Company acquired the El Sauzal Project through the acquisition of Francisco in July 2002. El Sauzal is located in the southwest part of Chihuahua State, approximately 250 kilometers southwest of the city of Chihuahua and 15 kilometers east of the Sinoloa State line. The project is comprised of seven exploration concessions of approximately 40 square miles which are 100%-owned by the Company. Road access to the project is limited at this point, pending completion of the new road coming up through Sinaloa into the project. The project ranges in elevation from 325 meters to over 900 meters above mean sea level. The climate in the El Sauzal area is classified as temperate sub-humid, with distinct wet and dry seasons. Rainfall averages 0.8 meters per year.

Mineralization

The El Sauzal Project has three principal zones of mineralization which all feature a near-surface oxide unit, which contains the majority of the known gold resource. Each zone contains unique structural, stratigraphic and mineralization characteristics. The mineral resources and mineral reserves at the El Sauzal Project at December 31, 2003 are based on 20,274 samples from 187 diamond drill holes (27,514 meters) and 1,835 surface-sample composites. This sample data is spread over an area of approximately 70 hectares.

Sampling and Data Verification

Reference is made to Section 14 — Sampling Method and Approach, Section 15 - Sample Preparation, Analysis and Security, and Section 16 — Data Verification of the El Sauzal Project Technical Report dated June 2002, which sections are incorporated in this Annual Information Form by reference.

Development Activities

A feasibility study on the project was completed prior to closing of the Francisco acquisition in 2002. After acquiring the property, the Company augmented that work and submitted an expanded feasibility study to the Board of Directors in November 2002. The plan for the project calls for mining from an open pit utilizing a conventional truck and shovel and milling operation. Mill capacity was optimized at 5,500 metric tons per day and projected annual production is expected to average 190,000 ounces of gold for 10 years at an estimated total cash cost per ounce of $110. A $101 million capital project has been planned. The major access road running from Choix, in Sinaloa state, to the project is expected to be completed late in the first quarter of 2004. Substantial work has been completed on the camp site, mill site, shop and warehouse sites and haul roads. Purchasing and expediting of major plant and equipment is well underway. The project budget is on track, with $70.0 million in expenditures budgeted for 2004. Construction is expected to continue through most of 2004, with a planned fourth quarter start-up, and estimated production of 35,000 ounces of gold for 2004.

Permitting

The Company has received all required permits for construction and operation of the mine in 2003, and received final permits for construction of a power line in early 2004.

MARLIN PROJECT (San Marcos, Guatemala)

Property

The Marlin Project is owned by Montana Exploradora de Guatemala, S.A. The Marlin Project was also acquired as part of the Francisco acquisition. This project consists of one exploration concession of approximately 39 square miles in western Guatemala near Huehuetenango. Huehuetenango is approximately a six hour drive from Guatemala City. The project is accessed by a combination of paved and gravel roads. The project area varies in elevation, climate and landscape between tropical lowlands and highland peaks and valleys.

Mineralization

The Marlin deposit was first discovered in 1998. The mineralization occurs in a Tertiary age, quartz-adularia epithermal system. This mineralization lies on the eastern portion of a two kilometer east-west trending vein system. Approximately one fifth of the mineralization found to date is oxide. The remaining is transition and sulfide. As of December 31, 2003, the Company had drilled and received analytical assay data on 480 drill holes (reverse circulation and core) totaling 85,247 meters. At year-end, Marlin had proven and probable reserves of 2.2 million ounces of gold and 33.6 million ounces of silver, based on data as of August 30, 2003.

Sampling and Data Verification

Reference is made to Section 14 — Sampling Method and Approach, Section 15 - Sample Preparation, Analysis and Security, and Section 16 — Data Verification of the Marlin Project Technical Report dated November 2003, which sections are incorporated in this Annual Information Form by reference.

Development Activities

Late in the first quarter of 2003, a positive feasibility study on a combination open-pit and underground mine was prepared and presented to the Board of Directors at the first quarter meeting. The Board approved development of the property at that time, and in November 2003, after reviewing the Marlin Project Technical Report, the Board formally approved the $120.0 million construction budget. Project expenditures of approximately $61.6 million are planned in 2004 and $59.0 million in 2005, with an anticipated start-up early in 2006.

Permitting

In late 2003, the Marlin Project obtained its environmental license and exploitation permit which allowed development and mining to proceed.

CERRO SAN PEDRO PROJECT (San Luis Potosi, Mexico)

Property

Glamis de Mexico was 50% owner and operator of Minera San Xavier, S.A. de C.V. (“MSX”) the company that owns the Cerro San Pedro Project.

Under a Share Purchase Agreement effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of $13.0 million plus additional payments of $5.0 million based on the project being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003, and received $6.0 million on February 12, 2004. The $2.5 million due on commencement of commercial production, the $2.5 million due twelve months thereafter, and the royalty are considered contingent and have not been recorded in the Company’s books.

In late February 2004, the Company engaged in negotiations for the sale of the royalty to Metallica. As of March 8, 2004, there is no definitive agreement in place regarding the sale.

IMPERIAL PROJECT (Imperial County, California)

Property

Glamis Imperial Corporation holds 664 unpatented mining claims and 281 mill sites in eastern Imperial County, California, totaling approximately 11,400 acres. The Imperial Project is proposed as a run-of-mine heap leach project producing upwards of 120,000 ounces of gold per year over a ten-year mine life.

Development Activities

A feasibility study on the Imperial Project completed in April 1996 showed that the project was economically sound and would provide a positive return on investment. The Company’s financial analysis using a $275 gold price continues to indicate a positive return.

To December 31, 2000, approximately $14.3 million had been expended on acquisition, exploration and development for the Imperial Project. This amount was written off as at December 31, 2000, based on the denial of operating permits by the BLM in January 2001. Additional major capital expenditures for the Imperial Project have been postponed pending completion of project permitting.

In 2002, the Company recommenced the permitting process for the Imperial Project. Concurrently, the BLM completed a validity examination of the unpatented mining claims comprising the project and concluded that the mining claims are valid. However, during 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. The Company believes that these actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The notice alleges that the Company’s property rights in the Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.

CERRO BLANCO PROJECT (Southeastern Guatemala)

Property

The Cerro Blanco property is owned by Entre Mares de Guatemala S.A. The property contains mineralization that is part of a hot spring, bonanza-type, gold system.

Mineralization

The geologic resource amounts to 2.4 million ounces of gold-equivalent at an average grade of 1.6 grams of gold per tonne.

Development Activities

Initial exploration work and drill data was geared towards defining an open-pit resource, however, subsequent drilling identified a number of narrower, high-grade intercepts. In response, the Company changed the development scope to underground mining with potential operating synergies with the Marlin property. In late 2002, the Company commenced additional drilling to verify and extend previously discovered high-grade gold mineralization. A total of six holes were completed by year end. During 2003, structural analysis of the deposit was completed, revealing the potential to increase resources by drilling additional targets on the property. An exploration program for 2004 is being developed, with drilling to commence in the first quarter of 2004.

EXPLORATION PROJECTS

The Company expended $9.3 million on various exploration activities in 2003. Of these expenditures, $5.6 million was expensed, and $3.7 million was capitalized. The primary exploration efforts were focused on the Marigold Mine ($2.5 million), and the two Guatemalan properties, Marlin ($5.5 million) and Cerro Blanco ($0.6 million). Results are described in more detail under the project headings.

In 2004, the Company has budgeted $9.5 million for continued exploration and development drilling. The most significant expenditures are planned for the Marlin Project ($4.2 million), the Marigold Millennium Expansion Project ($2.1 million), the San Martin Mine and other Honduras exploration ($0.5 million), the Cerro Blanco Project ($0.7 million), regional exploration in Guatemala ($1.2 million) and Mexico ($0.6 million). Exploration expenditures are results-driven, and funding may increase, decrease, or be re-allocated among projects.

ITEM 6: SELECTED CONSOLIDATED FINANCIAL INFORMATION

SELECTED FINANCIAL INFORMATION

Reference is made to pages 28 through 48 of the 2003 Annual Report to Shareholders, which are incorporated herein by reference. These pages contain the Company’s audited consolidated financial statements. Reference is also made to pages 19 through 27 of the 2003 Annual Report to Shareholders, which are incorporated herein by reference, for Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2003, 2002 and 2001. Supplemental information for the years 1999-2003 is shown below:

	Year ended December 31,
	2003	2002	2001	2000	1999
Production statistics:
Total cash cost per ounce ($)	184	160	172	222	219
Ounces of gold produced	230,294	251,919	230,065	218,390	175,894
Average gold price realized per ounce ($)	368	313	272	280	278
Operating summary (millions of US dollars):
Revenues	84.0	80.8	64.3	61.6	56.7
Net earnings (loss)	18.0	13.7	4.8	(48.7)	(21.6)
Cash flow from operations	33.9	33.8	18.5	6.6	1.7
Financial Status: (millions of US dollars):
Working capital	145.4	169.1	53.4	18.2	61.3
Total assets	530.6	474.5	148.7	112.5	163.4
Long-term liabilities	88.2	77.3	17.8	19.3	17.9
Shareholders’ equity	431.6	385.8	123.4	82.8	137.9
Per common share ($):
Net earnings (loss)	0.14	0.14	0.07	(0.70)	(0.33)
Book value	3.32	3.06	1.48	1.18	1.97
Dividends	—	—	—	—	—

Dividends

No dividends were declared or paid in 2003, 2002, or 2001. It is not anticipated that dividends will be paid in 2004 as the Company’s cash is being used for the development activities at El Sauzal, Marlin and Margiold.

If dividends are declared, it is the Company’s policy to declare and pay such dividends in United States funds. The declaration and payment of future dividends is dependent upon the Company’s financial condition and other factors considered by the Board of Directors. See “Certain Tax Matters — Canadian Federal Income Tax Considerations” for information with respect to Canadian withholding tax applicable to non-Canadian shareholders.

Investment Canada Act

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements (see “Certain Tax Matters” below).

There is no limitation imposed by Canadian law or by the memorandum or articles of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only and is not a substitute for independent advice from an investor’s own advisor, nor does it anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the minister responsible for the Investment Act (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a non-Canadian, other than one who is located in a World Trade Organization country (a “WTO Investor”) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was Cdn.$5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company in 2004 exceeds approximately Cdn.$237 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquiror through the ownership of common shares.

Certain transactions relating to common shares of the Company would be exempt from the Investment Act, including:

(a)	acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)	acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)	acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

Certain Tax Matters

The following paragraphs summarize certain United States federal income tax considerations in connection with the receipt of distributions paid on Common Shares and the disposition of Common Shares of the Company as well as certain Canadian federal income tax considerations applicable to certain non-residents of Canada. These tax considerations are stated in brief and general terms and are based on United States and Canadian law currently in effect. There are other potentially significant United States and Canadian federal income tax considerations, including proposals to amend some of the rules summarized herein, and state, provincial or local income tax considerations with respect to ownership and disposition of the Common Shares that are not discussed herein. The tax considerations relative to ownership and disposition of the Common Shares may vary from taxpayer to taxpayer depending on the taxpayer’s particular status. Accordingly, prospective purchasers should consult with their tax advisors regarding tax considerations that may apply to their particular situation.

United States Federal Income Tax Considerations for U.S. Holders

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of Common Shares of the Company who holds such shares as capital assets. This discussion does not address all potentially relevant United States federal income tax matters. In particular, this discussion does not address the potential application of the United States alternative minimum tax or United States federal income tax consequences peculiar to persons subject to special provisions of United States federal income tax law, including but not limited to broker-dealers, taxpayers who have elected mark-to-market accounting, tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate dealers, partnership or other pass-through entities, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not cover any state, local or non-United

States tax consequences, other than certain Canadian federal income tax considerations, discussed at “Canadian Federal Income Tax Considerations” below.

The following discussion is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of Common Shares of the Company who is a citizen or individual resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof or a trust or estate the income of which is taxable in the United States irrespective of source. Generally a trust is a U.S. Holder for federal income tax purposes if, and only if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

Distributions on Common Shares of the Company

The following discussion regarding the United States federal income tax consequences of distributions received by U.S. Holders with respect to Common Shares of the Company is subject to the discussion of the passive foreign investment company rules herein (see “Passive Foreign Investment Company” below). U.S. Holders receiving distributions (including constructive distributions) with respect to Common Shares of the Company are required to include in gross income for United States federal income tax purposes as dividends the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits (as determined for United States federal income tax purposes), without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax. (See more detailed discussion at “Foreign Tax Credit” below). Dividends paid on Common Shares of the Company generally will not be eligible for the dividends received deduction available to corporations.

A corporate U.S. Holder that owns 10% or more of the voting stock of the Company and receives a dividend distribution from the Company may be entitled to a foreign tax credit for its pro-rata share of underlying Canadian corporate tax paid by the Company. The availability of this credit is subject to several complex limitations that are beyond the scope of this discussion, and holders are advised to consult their own tax advisors regarding the availability of this credit.

To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in the Common Shares (and, to that extent, will reduce the U.S. Holder’s adjusted tax basis), and, thereafter, as gain from the sale or exchange of the Common Shares. (See more detailed discussion at “Disposition of Common Shares of the Company” below.)

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during the year.

The amount of foreign income taxes which may be claimed as a credit in any year is subject to significant and complex limitations, including the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In applying this limitation, the U.S. Holder’s various items of income and deduction must be classified into foreign and domestic sources, and complex rules govern the classification process. In addition, the foregoing limitation on the foreign tax credit is applied separately with respect to specific classes of income (such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income), thereby generally limiting the foreign tax credits allowable with respect to each class of income to the United States federal income taxes otherwise payable (or deemed payable) with respect to foreign source income in each such class. Furthermore, the rules for foreign tax credits and deductions are subject to further modification under the United States — Canada Income Tax Treaty. Due to the complexity of the rules governing the availability of, and limitations with respect to, the foreign tax credit, and the fact-specific application of those rules, holders and prospective holders of Common Shares of the Company should consult their own tax advisors regarding their entitlement to any foreign tax credit given their specific circumstances.

Disposition of Common Shares of the Company

The following discussion regarding the United States federal income tax consequences of dispositions of Common Shares of the Company by U.S. Holders is subject to the discussion of the passive foreign investment company rules herein (see “Passive Foreign Investment Company” below). A U.S. Holder will recognize a gain or loss upon the sale, exchange or other taxable disposition of Common Shares of the Company equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received upon the disposition, and (b) the shareholder’s adjusted tax basis in the Common Shares of the Company. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain, or short-term or long-term capital loss, depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Preferential tax rates for net long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. In addition, deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused net capital loss may generally be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains.

Passive Foreign Investment Company

In the following circumstance, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of Common Shares of the Company.

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which produce, or are held for the production of, passive income. U.S. Holders owning common shares of a PFIC are subject to an additional tax on excess distributions and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned. In addition, they are subject to treatment of gain realized on disposition of common shares of the PFIC as ordinary income, rather than capital gain, similarly subject to an additional tax and interest charge.

However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in gross income their pro rata share of the PFIC’s ordinary earnings, and net capital gain regardless of whether such income or gain was actually distributed. A U.S. holder is not required to make a QEF election simply because another U.S. Holder makes the election. Gain realized on disposition of common shares of a QEF generally is treated as capital gain if the shares are a capital asset of the disposing shareholder.

Alternatively, a U.S. Holder may make a mark-to-market election for certain PFICs with marketable stock, thereby potentially avoiding the adverse tax consequences of PFIC characterization. Under such an election, the shareholder would determine his, her or its income or loss with respect to the PFIC stock as of the close of each taxable year. For example, an electing shareholder would include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock. Any income included in income pursuant to the mark-to-market election would be treated as ordinary income. For tax years where the shareholder’s adjusted basis in the PFIC stock exceeds its fair market value, an electing shareholder may be entitled to a deduction, subject to certain limitations. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

The Company believes that it was not a PFIC in any of the years ended December 31, 2003, 2002 or 2001. The Company’s determination in this respect has been made after a review of the regulations regarding PFICs and the application of those rules to its own past and present circumstances. The Company may have been a PFIC in earlier years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs. U.S. taxpayers who hold the Company’s shares may wish to consult with a personal tax advisor concerning the possible application of the PFIC provisions to their personal circumstances.

Canadian Federal Income Tax Considerations

Dividends paid on Common Shares held by non-residents of Canada will generally be subject to Canadian withholding tax. This withholding tax is levied at the basic rate of 25%, although this rate may be reduced by the terms of any applicable tax treaty. The Canada — U.S. tax treaty provides that the withholding rate on dividends paid to U.S. residents on Common Shares is generally 15% unless the holder is a company that owns at least 10% of the Common Shares, in which case the withholding rate is 5%.

Generally, a non-resident of Canada who holds Common Shares as capital property will not be subject to Canadian federal income tax on capital gains realized on the disposition of his Common Shares unless the holder either alone or together with persons with whom the holder does not deal with at arm’s length owns 25% or more of the outstanding Common Shares at any time in the previous 60 months. The Canada-U.S. tax treaty would generally exempt a capital gain realized by a resident of the United States from taxation by Canada.

ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE

The Company has two classes of equity securities: common shares and preferred shares. There are currently 200,000,000 Common shares without par value authorized, and 130,133,678 issued and fully paid as at December 31, 2003. Each common share is entitled to one vote. There are 5,000,000 CDN$10 par value preferred shares authorized, of which none have been issued. The preferred shares have no voting rights unless the Company is in arrears on stated dividends for more than 24 months. At that time, each preferred share would be entitled to one vote. The preferred shares, if issued, would have preference over the common shares of the Company with respect to priority in the payment of dividends, or any distribution of assets of the Company in respect of winding-up of the Company affairs.

ITEM 8: MARKETS FOR SECURITIES

The Common Shares of the Company were first sold to the public under a prospectus dated May 2, 1973 at Cdn.$0.50 per share. The Company’s Common Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Stock price history for the years 2003, 2002 and 2001 can be found on the inside back cover of the 2003 Annual Report to Shareholders, which is incorporated herein by reference. Monthly high/low and volumes for 2003 are shown below:

Trading History on the Toronto Stock Exchange:

	Sales Price (Cdn$)
			Average daily
2003	Low	High	volume
January	Cdn.$16.97	Cdn.$20.06	886,972
February	16.10	19.68	752,450
March	13.00	16.30	655,380
April	13.60	16.90	675,233
May	14.50	16.97	819,766
June	14.32	16.35	501,571
July	15.19	18.00	429,840
August	17.26	20.53	564,870
September	17.39	19.63	679,233
October	16.99	19.20	428,704
November	17.83	22.80	569,025
December	19.55	23.55	463,477

The price of the Company’s Common Shares as reported by the Toronto Stock Exchange at the close of business on December 31, 2003 was Cdn.$22.28 per share and on March 8, 2004 was Cdn.$21.75 per share.

Trading History on the New York Stock Exchange:

	Sales Price (US$)
			Average daily
2003	Low	High	volume
January	$10.76	$13.20	1,408,895
February	10.78	13.00	1,359,836
March	8.45	11.02	1,306,671
April	8.90	11.58	976,285
May	10.48	12.88	1,013,628
June	10.50	12.14	733,057
July	10.82	13.06	691,918
August	12.33	14.70	1,010,980
September	12.78	14.29	1,265,566
October	12.58	14.66	833,695
November	13.37	17.60	1,141,589
December	14.73	18.20	996,736

The price of Company’s Common Shares as reported by the New York Stock Exchange at the close of business on December 31, 2003 was $17.12 and on March 8, 2004 was $16.49 per share.

ITEM 9: ESCROWED SECURITIES

The Company has 581,250 common shares held in escrow pursuant to a Francisco agreement dated June 10, 1986. These escrowed shares are the result of the acquisition of Francisco in July 2002.

ITEM 10: DIRECTORS AND OFFICERS

Reference is made to the sections “Security Ownership by Directors and Executive Officers”, “Elections of Directors” and “Corporate Governance and Committees” on pages 3 through 15 of the Information Circular and Proxy Statement of the Company dated March 1, 2004, which are incorporated herein by reference. Information on the officers of the Company is shown below.

Name and residence	Position and Term Served
A. Dan Rovig Reno, Nevada	Chairman of the Board since November 1998; President and Chief Executive Officer of the Company from November 1989 to August 1997. Mr. Rovig served as a consultant to the Company September 1997 to October 1998 before being appointed Chairman of the Board.

C. Kevin McArthur Reno, Nevada	President and Chief Executive Officer of the Company since January 1998; Chief Operating Officer July 1997 to December 1997.

Charles A. Jeannes Reno, Nevada	Senior Vice-President Administration, General Counsel and Secretary of the Company since April 1999; Vice President and General Counsel of Placer Dome North America, August 1997 to April 1999.

James S. Voorhees Reno, Nevada	Vice President and Chief Operating Officer of the Company since June 1999; Director of Project Management, Newmont Mining Company, August 1997 to May 1999.

Steven L. Baumann Reno, Nevada	Vice President, Latin America Operations of the Company since January 1999; Vice President, General Manager, Chemgold, Inc., August 1997 to December 1999.

Cheryl S. Maher Reno, Nevada	Vice President Finance, Chief Financial Officer and Treasurer of the Company since March 2000; Treasurer, September 1999 to March 2000; Assistant Treasurer, April 1999 to September 1999; Consultant and practicing C.P.A., January 1998 to February 1999.

David L. Hyatt Reno, Nevada	Vice President, U.S. Operations of the Company since June 2002 Vice President, Investor Relations of the Company March 2000 to June 2002; Vice President, Nevada Operations April 1999 to March 2000; Vice President, General Manager Glamis Rand Mining Co., August 1997 to April 1999.

Name and residence	Position and Term Served
Michael A. Steeves Reno, Nevada	Vice President, Investor Relations of the Company since June 2002; Director of Investor Relations, Coeur d’Alene Mines Corp. November 1998 to May 2002; Vice President, Investor Relations and Director, Augusta Resource Corporation, December 1997-October 1998

ITEM 11: PROMOTERS

None.

ITEM 12: LEGAL PROCEEDINGS

During 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. The Company believes that these actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The Notice alleges that the Company’s property rights comprising its Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.

In Honduras, two actions are currently pending. In the first action, a criminal suit originally filed in January 2000 by the Honduran prosecutor’s office is still pending. The suit alleges illegal use of water, damage to a local river from sand and gravel extraction operations, and the removal of trees without appropriate permits. The Company has denied all of the allegations and has petitioned for final dismissal of the case. In a civil action, both the Country of Honduras and the Company, as intervenor, have appealed a recent lower court decision in favor of a private party against the Country of Honduras where the plaintiff is suing for recognition of their right of a mineral discovery in the area of the San Martin Mine. However, the alleged site is located outside the present and anticipated mining areas of the mine. The Company believes none of these actions will have a material adverse effect on the financial position or results of operations of the Company.

On March 2, 2004, the Company received notice that the Record of Decision issued by the Bureau of Land Management (“BLM”) approving the Millennium expansion at the Marigold Mine has been appealed to the Department of the Interior Board of Land Appeals by Western Exploration Inc., a company that holds private lands adjoining the expansion area. The appeal alleges the potential for future harm to these lands from the placement of heap leach pads or waste dumps, and requests that these facilities be moved to other areas on the Marigold property. The appellant has requested that the Record of Decision be stayed while its appeal is considered.

Each of the arguments set out in the appeal have previously been rejected by the BLM during the comment periods on the Company’s operating plan. While the Company believes the appeal is factually and legally without merit and intends to vigorously assist the BLM in defense of the Record of Decision, the Company cannot predict what the ultimate outcome might be.

ITEM 13: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company believes no director or executive officer of the Company has had any interest in any material transaction during the years ended December 31, 2003, 2002 and 2001, save and except for the involvement of Mr. Randy Reifel, a director of the Company, in the acquisition of Francisco by the Company through a plan of arrangement.

At the time of closing of the acquisition, Mr. Randy Reifel was a director, the President and acting Chief Financial Officer of Francisco and he became a director of the Company. At such time, Mr. Reifel held 2,103,754 shares of Francisco (12.6% of its outstanding shares) and held share purchase options to acquire 450,000 shares of Francisco at a price of Cdn$6.25 each. Under the plan of arrangement these were converted into 3,260,809 common shares of the Company and an option to acquire 697,500 common shares at a price of Cdn$3.07 each.

ITEM 14: TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar in Canada is Computershare Trust Company of Canada, Vancouver, B.C., Canada. The Co-registrar and Co-transfer agent is Computershare Investor Services, Golden, Colorado, U.S.A.

ITEM 15: MATERIAL CONTRACTS

The Company has no material contracts outside those entered into in the ordinary course of business.

ITEM 16: INTERESTS OF EXPERTS

Mine Development Associates, Reno, Nevada, audited the mineral reserves of the Company for 2003 and 2002. All invoices are settled in cash.

ITEM 17: ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com; at the United States Securities and Exchange Commission website at www.sec.gov; or on the Company’s website at www.glamis.com

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities, and interests of insiders in material transactions, if applicable, is contained in the Company’s Information Circular and Proxy Statement dated March 1, 2004. Additional financial information is provided in the Company’s 2003 Annual Report to Shareholders.

INFORMATION CONCERNING THE COMPANY’S AUDIT COMMITTEE AND EXTERNAL AUDITOR

Audit Committee

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this Report, the members of the Audit Committee include K.F. Williamson (Chairman), A.D. Rovig, and I.S. Davidson. The Company’s Board of Directors has determined that all the members of the Audit Committee are deemed independent, as that term is defined by the New York Stock Exchange’s corporate governance listing standards applicable to the Company. The charter for the Company’s Audit Committee can be reviewed at the Company’s website www.glamis.com.

KPMG LLP has served as the Company’s auditing firm since March 11, 1986. Fees billed by KPMG LLP and its affiliates during fiscal 2003 and fiscal 2002 were $604,840 and $658,000, respectively. The aggregate fees billed by the auditors in fiscal 2003 and fiscal 2002 are detailed below.

	Fiscal 2003		Fiscal 2002
Audit Fees	US$	296,933	US$	282,000
Audit Related Fees	US$	58,173	US$	139,000
Tax Fees	US$	242,935	US$	237,000
All Other Fees	US$	6,799	US$nil
Total Fees	US$	604,840	US$	658,000

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.

All Other Fees:

All other fees were paid for maintenance of a registered office.

Pre-Approval Policies and Procedures:

All services to be performed by the Company’s Independent Auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.